EXHIBIT 2

Form 51-102F1

Annual Management Discussion and Analysis

For

CanAlaska Ventures Ltd.

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion and analysis is management’s assessment of the results and financial condition of CanAlaska Ventures Ltd. (the “Company” or “CanAlaska”) for the year ended April 30, 2006 and should be read in conjunction with the financial statements for the year ended April 30, 2006 and related notes.  The date of this management discussion and analysis is August 8, 2006.  Additional information on the Company is available on SEDAR at www.sedar.com.

Business of CanAlaska

CanAlaska is an exploration stage company engaged in the acquisition, exploration and development of mineral properties in Canada, the United States and New Zealand with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation. The Company is exploring for high grade uranium deposits in the Athabasca Basin area of Saskatchewan.

Forward Looking Statements

Certain information included in this discussion may constitute forward-looking statements.  Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information or future events.

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for CanAlaska  for each of the three most recently completed financial fiscal years.  The information set forth below should be read in conjunction with the audited financial statements, prepared in accordance with Canadian generally accepted accounting principles, and related notes.

	Fiscal years ended April 30, (audited)
	2006	2005	2004
Total Revenues	$236,689	$40,976	$105,050
General and administrative expenses	1,764,173	1,841,441	742,922
Mineral property cash costs	7,399,726	1,985,509	171,313
Income (loss) before other items ➢ In total ➢ Basic and diluted loss per share	(1,764,173) (0.03)	(1,841,441) (0.06)	(742,922) (0.04)
Net income (loss) from continuing operations ➢ In total ➢ Basic and diluted loss per share	(328,159) (0.01)	(1,912,218) (0.06)	(712,481) (0.03)
Totals Assets	18,822,102	7,071,197	4,510,989
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

Selected Quarterly Financial Information

The following selected financial information is derived from the unaudited interim financial statements of the Company prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

			For the Quarters Ended (unaudited)
	April 30	Jan. 31	Oct. 31	July 31	April 30	Jan. 31	Oct. 31	July 31
	2006	2006	2005	2005	2005	2005	2004	2004
Total revenues	$198,954	$15,523	$8,679	$13,533	$20,478	$11,659	$6,726	$2,113
Net loss (income)	(735,004)	354,576	433,862	274,725	637,256	971,068	166,503	137,391
Net loss (income) per share	(0.01)	0.01	0.01	0.01	0.02	0.02	0.01	0.01
Total assets	18,822,102	12,262,233	10,245,904	7,647,750	7,071,197	7,172,702	4,642,719	4,400,617

Results of Operations

The year ended April 30, 2006 resulted in a net loss of $328,159 which compares with a loss of $1,912,218 for the same period in 2005. The loss for 2006 has been reduced by $1,435,610 which is the tax benefit associated with the renounciation of flow-through shares.  Even though the full amount of $1,435,610 has been recorded as a future income tax recovery, the Company will probably never realize this benefit.  General and administrative expenses for the year ended April 30, 2006 were $1,764,173 a decrease of $72,268 over the same period in 2005.  The total fair value of stock options that vested using the Black-Scholes Option Pricing Model resulted in stock-based compensation expense of $420,014 for the period ended April 30, 2006 compared to $665,459 for the previous year. The stock compensation expense has been allocated by expense category on the income statement.  Travel, food and lodging expense decreased by $18,153 and cash consulting fees increased by $26,060. All other general and administrative costs increased slightly when compared to the previous fiscal year as the Company was very active in obtaining financing and incurred significant exploration expenditures.

Interest income was $86,332, an increase of $45,356 over the same period in 2005 as the Company had significantly higher cash balances. Management fee income of $89,212 was earned for being the operator of three option agreements on several of its Saskatchewan mineral properties. A $51,145 gain was realized on the sale of some its short-term investments.

For the year ended April 30, 2006, the Company incurred gross mineral property costs of $8,542,920 with $917,921 being funded by joint venture partners. Staking costs in Saskatchewan accounted for $282,585 of this amount. Geophysical surveys were completed for $1,710,255 and a further $4,019,798 incurred on exploration on the Saskatchewan properties. A drilling program in New Zealand was completed for a total cost of $380,021. Cash payments of $75,000 and 100,000 shares valued at $53,000 were received for several Saskatchewan mineral properties.  Pursuant to the Glitter Lake, Quebec option agreement, a $20,000 cash payment was received.  Mineral property costs in the amount of $179,399 were written-off as the Treasure Chest, B.C., US Uranium prospects, and Gold Hills, Alaskan properties were terminated.

Investor Relations

Heightened market activity in all uranium stocks created significant trading activity in CanAlaska.  As a consequence the Company has required further staff to handle incoming enquiries, and to prepare documentation for trade shows during the year.  This increased activity is expected to continue in the current year. Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows, cost $307,343 for the year ended April 30, 2006, an increase of $17,605 over the same period in 2005.

Liquidity and Capital Resources

As at April 30, 2006, the Company’s working capital, defined as current assets less current liabilities, was $5,016,030 compared with working capital of $2,386,212 at April 30, 2005. Flow-through funds of $2,599,384 must be spent before December 31, 2007 on qualified Canadian mineral exploration, and is not included in working capital because it is classified as restricted cash on the balance sheet.

During the year ended April 30, 2006, 28,998,665 private placement units were issued for gross proceeds of $11,991,235.  A further 3,982,425 warrants were exercised for gross proceeds of $1,259,641 and 884,049 options were exercised for gross proceeds of $256,867.

The Company has short-term investments with a book value of $384,753 and market value of $891,353 as at April 30, 2006. The main investments consist of 1,051,800 shares of Pacific North West Capital Corp., 343,007 shares of Freegold Ventures Limited and 260,131 shares of El Nino Ventures Inc. All these companies have certain directors in common. These amounts are included in the above working capital. The Company has total issued and outstanding shares of 77,127,238 at April 30, 2006.

Contractual Commitments

The Company is committed under an operating lease with a Company controlled by Harry Barr, the Chairman and Director, for its office premises with the following minimum basic lease payments to the expiration of the lease on June 30, 2010.  The Company is also responsible for its proportionate share of property taxes and operating costs.

A Company controlled by Harry Barr is entitled to receive compensation from the Company through a management agreement dated June 1, 1995. Compensation due under the agreement is currently $8,508 per month plus benefits.  The Officer and Director is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  The current three-year agreement expires in 2007 and the Company may terminate the agreement at any time but will be responsible to pay one year’s compensation.

By agreement dated 15 June 2004 and amended 15 February 2005, the Company agreed to pay a company controlled by the Peter Dasler, the President, consulting fees totaling $75,000 annually.  In addition, the consultant will receive 1,000,000 stock options to exercise at $0.10 per share.  The options vest every three months over a two-year period. See “related party transactions” for details.  No mineral option payments have been included as they are being funded by various joint venture partners or may be terminated with appropriate notice.  Further information on mineral option payments are disclosed in Note 5 to the April 30, 2006 financial statements.

Fiscal year ended April 30,	2007	2008	2009	2010	2011	Thereafter

Office lease	$25,272	$25,272	$25,272	$25,272	$4,212	-
Management agreement	$106,782	$8,934	-	-	-	-

Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Critical Accounting Estimates

A detailed summary of all of the Company’s significant accounting policies is included in Note 1 to the financial statements for the year ended April 30, 2006.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, determination of fair value on taxes, and share compensation.

Changes in Accounting Policies

There are no changes in significant accounting policies.

Financial Instruments and Other Instruments

CanAlaska’s financial instruments consist of cash, accounts receivable, investments, restricted cash – flow-through, accounts payable and amounts due to directors. Unless otherwise noted, it is management’s opinion that CanAlaska  is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value unless otherwise noted.

Outstanding share data

The Company is authorized to issue unlimited common shares without par value.  As at April 30, 2006, there were 77,127,238 outstanding common shares.  During the year, 34,025,139 common shares were issued.

Directors, officers, employees and contractors are granted options to purchase common shares under the Company stock option plan.  The terms and outstanding balance are disclosed in the below table.

Number outstanding 30 April 2005	Granted	Exercised	Expired / Cancelled	Number outstanding 30 April 2006	Exercise price per share	Expiry date

74,000	-	(62,000)	(12,000)	-	$0.50	18 April 2006
10,000	-	-	-	10,000	$0.50	7 August 2006
16,000	-	-	-	16,000	$0.50	28 August 2006
-	* 249,200	(126,350)		122,850	$0.35	31 August 2006
-	* 37,450	(32,699)		4,751	$0.35	22 September 2006
29,500	-	-	-	29,500	$0.50	15 May 2007
36,665	-	-	-	36,665	$0.50	24 November 2007
110,000	-	(19,000)	-	91,000	$0.35	10 February 2007
100,000	-	-	-	100,000	$0.10	26 May 2008
671,000	-	(151,000)	-	520,000	$0.25	10 September 2008
1,038,000	-	(238,000)	-	800,000	$0.10	25 June 2008
2,000,000	-	(255,000)	(180,000)	1,565,000	$0.40	5 November 2009
300,000	-	-	(25,000)	275,000	$0.45	29 November 2009
122,000	-	-	(5,000)	117,000	$0.50	23 February 2010
458,000	-	-	(45,000)	413,000	$0.58	7 March 2010
150,000	-	-	-	150,000	$0.32	1 May 2010
-	75,000	-	-	75,000	$0.35	13 July 2010
-	3,300,000	-	-	3,300,000	$0.45	14 October 2010
-	200,000	-	-	200,000	$0.42	14 February 2011
5,115,165	3,861,650	(884,049)	(267,000)	7,825,766

* Agent compensation options excercisable into one unit at $0.35 per unit.  Each unit consists of one common share and one-half share purchase warrant excercisable for one year at a price of $0.45 per share.

Related Party Transactions

A total of $108,351 was paid to a Company controlled by Harry Barr, the Chairman and Director of the Company for management services during the year ended April 30, 2006. Mr. Barr currently receives a management fee of $8,508 per month.   Pursuant to an office lease agreement dated July 1, 2005, a total of $40,015 was paid to a Company controlled by Harry Barr for office rent.   A total of $90,000 was paid to a Company controlled by Peter Dasler, the President of the Company for geological consulting services.  A total of $33,418 was paid to a Company controlled by Taryn Downing, the Corporate Secretary of the Company for consulting services.  A total of $30,370 was paid to a Company controlled by Gord Steblin, the Chief Financial Officer of the Company for accounting services.  Effective February 1, 2005, the outside directors are entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting. During the year, $18,000 has been paid/accrued to directors.

Risks and Uncertainties

The mineral industry is intensely competitive in all its phases.  The Company competes with many other companies who have greater financial resources and experience.

The market price of precious metals and other minerals is volatile and cannot be controlled.  Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The Company’s activities outside of Canada make it subject to foreign currency fluctuations and this may materially affect its financial position and results.

The Company has limited financial resources, no source of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements.  If the Company’s generative exploration programs are successful, additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the Company’s properties.

Outlook

CanAlaska currently has optioned three of its Saskatchewan properties to several companies and the Glitter Lake, Quebec project to Pacific North West Capital Corp. in which these companies are earning an interest in the projects by carrying all costs and making significant exploration expenditures.  The Company ended 2006 with a stronger cash position that will enable it to continue its own exploration efforts in the United States, Canada and New Zealand as it continues to identify new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop such projects in return for the right to earn an interest in them. The Company has acquired through staking a significant land position in the Athabasca Basin area of Saskatchewan and is exploring these areas for high grade uranium deposits.

Three months ending April 30, 2006

The quarter ended April 30, 2006 resulted in an income of $735,004 as compared with a loss of $637,256 incurred in the comparative quarter.  The difference was mainly attributed to a tax benefit associated with the renounciation of flow-through shares of $1,435,610 which was booked in the current quarter.  Revenue was $198,954 during the quarter as compared to $20,478 for the comparative quarter.  The increase was primarily due to $89,212 in management fee income which was earned for being the operator of three option agreements on several of its Saskatchewan mineral properties. A further $51,145 gain was realized on the sale of some its short-term investments.  All other quarterly expenses are consistent with the discussion of the annual loss in the previous paragraph and elsewhere in this Annual MD&A.

Cash flows from financing activities during the quarter were $6,804,665  (2005 - $433,100).  The source of cash during the quarter is from the completion of private placement financings, the exercise of share purchase warrants and the exercise of stock options.  On April 4, 2006, the Company issued 4,893,000 flow-through units at a price of $0.55 for gross proceeds of $2,691,150.  Each flow-through unit consists of one common share and one-half non-flow-through share purchase warrant exercisable for one year after the issue date at $0.65 per share.

Approval

The Board of Directors of CanAlaska has approved the disclosure contained in this Annual Management Discussion & Analysis. A copy of this Annual Management Discussion & Analysis will be provided to anyone who requests it.